Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 1 DATED NOVEMBER 3, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated September 29, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Promissory Grid Note.

Promissory Grid Note

On October 31, 2017, we entered into a Promissory Grid Note (the “Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Promissory Grid Note, our Manager’s independent representative reviewed and approved of the terms of the Promissory Grid Note.

Availability

The Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of October 31, 2017, there were seven (7) other similar promissory grid notes outstanding.

Collateral

The Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Promissory Grid Note is due and payable on January 31, 2019.

Purpose

While there are no restrictions on the use of the proceeds received under the Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Promissory Grid Note does not purport to be complete.